                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                              (Amendment No.__)*


                      CHICAGO BRIDGE & IRON COMPANY N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, par value NLG 0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  N19808 10 9
                        ------------------------------
                                 (CUSIP Number)


                              Ronald Basso, Esq.
                  Buchanan Ingersoll Professional Corporation
                         One Oxford Center, 20th Floor
                               301 Grant Street
                             Pittsburgh, PA 15219
                                (412)-562-8800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 7, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

___________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP: N19808 10 9

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS S.S. OR
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Pitt-Des Moines, Inc.
      I.R.S. IDENTIFICATION NO: 25-0729430
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [X]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            2,848,172
                   -----------------------------------------------------------
      SHARES         8    SHARED VOTING POWER

   BENEFICIALLY
                          N/A
     OWNED BY      -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
       EACH

    REPORTING             N/A
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               2,848,172
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,848,172 shares*
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      approximately 13.83%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

___________________________

* The Reporting Person disclaims beneficial ownership of shares to the extent that net proceeds received by the Reporting Person upon disposition of the shares exceeds $44 million.

CUSIP: N19808 10 9

Item 1.  Security and Issuer

     (a) Title of the Class of Equity Security and Name and Address of Principal Executive Offices of the Issuer

          Common Stock, par value NLG 0.01 per share of Chicago Bridge & Iron Company N.V.
          Polaris Avenue 31, 2132 JH Hoofddarp, The Netherlands

Item 2.  Identity And Background

     (a)  Name of Person Filing:

          Pitt-Des Moines, Inc.

     (b)  Address of Principal Business Office:

          Town Center One, Suite 400

          1450 Lake Robbins Drive
          The Woodlands, TX 77380

     (c)  Principal Business:

          The Reporting Person is a company that operates through two business segments: Heavy Construction and Steel Distribution.

     (d)  Criminal Proceedings

     Incorporated by reference herein is the Reporting Person's disclosure under "Contingencies" in the "Notes to Consolidated Financial Statements" of the Reporting Person's Annual Report filed with the Securities and Exchange Commission on March 30, 2000 on Form 10-K.

     (e)  Civil Proceedings

          During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Place of Organization

          Pennsylvania

     Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

CUSIP: N19808 10 9

Item 3.  Source And Amount Of Funds Or Other Consideration

         The securities were acquired as partial consideration for the sale of the Reporting Person's Engineered Construction and Water Divisions to the Issuer as described more fully in Item 4.

Item 4.  Purpose Of Transaction

       Pursuant to an asset purchase agreement between the Reporting Person, the Issuer and CB&I Constructors, Inc. (together with the Issuer, the "Purchaser")
                                                                   ---------
dated as of February 7, 2001 (the "Asset Purchase Agreement"), the Purchaser
                                   ------------------------
acquired all of the Reporting Person's right, title and interest in and to the properties and assets used by the Reporting Person's Engineered Construction and Water Divisions in the business of engineering, fabricating and erecting tanks and systems for liquid and cryogenic storage and water storage. As consideration for the transactions contemplated under the Asset Purchase Agreement, the Reporting Person received $40 million in cash and 2,848,172 shares of the common stock of the Issuer, par value NLG 0.01 per share (the "CB&I Shares").
------------

     The Reporting Person, Issuer and certain shareholders of the Issuer also entered into a shareholder agreement dated as of February 7, 2001 (the "Shareholder Agreement"). Pursuant to the terms of the Shareholder Agreement,
----------------------
the Issuer has the right to call any or all of the CB&I Shares then held by the Reporting Person at $17.15 per share at any time prior to June 28, 2001, provided, that the net proceeds from the disposition of the CB&I Shares cannot exceed $44 million ($15.45 per share). The Reporting Person has put rights under the Shareholder Agreement whereby it can put up to 2,040,816 of the CB&I Shares to the Issuer at $17.15 per share (the "Put Rights"). The Put Rights can
                                        ----------
be exercised by the Reporting Person during the 20 business days commencing on the earlier of June 30, 2001 or a Material Breach (as defined in the Shareholder Agreement). A portion of the CB&I Shares covered by the Put Rights (1,166,181 shares) is backed by an irrevocable standby letter of credit issued by Bank One, NA in favor of the Reporting Person. Additionally, 874,635 of the CB&I Shares subject to the Put Rights are backed by a standby funding agreement by and among the Reporting Person, the Issuer and Farinvest, Ltd. ("WEDGE") dated as of
                                                       -----
February 7, 2001 (the "Standby Funding Agreement").  The Standby Funding
                       -------------------------
Agreement obligates WEDGE to make payment to the Reporting Person if the Issuer chooses not to make payment for certain of the CB&I Shares put to CB&I by the Reporting Person. The balance of the CB&I Shares not covered by the Put Rights (807,356 shares) shall be referred to herein as the "Excess Shares."
                                                     -------------

     The Reporting Person has certain demand registration rights under the Shareholder Agreement. The Reporting Person can demand registration of the Excess Shares at any time after April 30, 2001. Additionally, at any time on or after June 30, 2001, the Reporting Person can demand registration of any CB&I Shares then held by it. The Issuer is obligated to use its reasonable best efforts to effect any such demand registrations as expeditiously as possible. The registration rights of the Reporting Person are set forth more fully in the Shareholder Agreement attached hereto.

     The Reporting Person has agreed to certain transfer restrictions with respect to the CB&I Shares. The Shareholder Agreement provides that except pursuant to any public or private securities transaction which has been arranged or approved by the Issuer or unless the Issuer has committed a Material Breach (as defined in the Shareholder Agreement), the Reporting Person

CUSIP: N19808 10 9

cannot transfer: (i) the Excess Shares prior to April 30, 2001, or (ii) the 2,040,816 CB&I Shares subject to the Put Rights prior to June 30, 2001. The transfer restrictions on the CB&I Shares are set forth more fully in the Shareholder Agreement attached hereto.

     The Reporting Person plans to dispose of all of the CB&I Shares as soon as reasonably and prudently practicable by exercising its Put Rights, making demands for registration or otherwise disposing of the Excess Shares. Pursuant to the terms of the Shareholder Agreement, any amount in excess of $44 million received by the Reporting Person upon the disposition of some or all of the CB&I Shares must immediately be remitted to the Issuer and any shares still owned by the Reporting Person at that time must immediately be remitted to the Issuer without receiving any additional consideration.

     Except as described above, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the actions set forth in Item 4 of Schedule 13D.

Item 5.  Interest In Securities Of The Issuer

     The information contained in Item 4 is incorporated herein by this reference.

     (a)     Number of Shares Beneficially Owned:             2,848,172*

             Percent of Class                                 13.83% (based on 20,591,464 shares of
                                                              Common Stock outstanding, determined from
                                                              the representations and warranties made by
                                                              the Issuer in the Asset Purchase Agreement
                                                              and taking into account the issuance of
                                                              the CB&I Shares to the Reporting Person
                                                              pursuant to the Asset Purchase Agreement).

     (b)     Sole Power to Vote, Direct the Vote of, or       2,848,172+
             Dispose of Shares:

     (c)     Recent Transactions                              See Item 4.

     (d)     Rights with Respect to Dividends or Sales        N/A
             Proceeds:

     (e)     Date of Cessation of Five Percent Beneficial     N/A
             Ownership:

 ______________________________
 * The Reporting Person disclaims beneficial ownership of shares to the extent that net proceeds received by the Reporting Person upon disposition of the shares exceeds $44 million.
 + The Reporting Person does not have sole power to dispose of the shares to the extent that the Issuer has rights to call the shares.

CUSIP: N19808 10 9

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
to Securities of   the Issuer

     In addition to the information disclosed in Item 4, which is incorporated herein by reference, under the Shareholder Agreement, the Reporting Person has agreed not to acquire, offer to acquire, announce an intention to acquire, solicit an offer to sell or agree to acquire by purchase or otherwise, any additional securities of the Issuer except: (i) in connection with transactions specifically contemplated by the Asset Purchase Agreement, (ii) as a result of a stock split, stock dividend or recapitalization approved by the Issuer's Board of Supervisory Directors, (iii) in connection with a Business Combination (as defined in the Shareholder Agreement) approved by the Issuer's Board of Supervisory Directors, or (iv) shares of the Issuer's common stock acquired for investment purposes so long as the total number of voting securities held by the Reporting Person and its affiliates does not exceed 0.5% of the then outstanding voting securities of the Issuer.

     Also under the Shareholder Agreement, the Reporting Person has agreed: (i) not to acquire a material portion of the assets of the Issuer, (ii) not to initiate, solicit, propose, seek to effect or negotiate any merger, tender or exchange offer, consolidation or share exchange for any of the Issuer's securities, (iii) not to solicit or become a participant in a solicitation of proxies in opposition to the majority of the Board of Supervisory Directors of the Issuer, (iv) not to seek election to or to place a representative on the Board of Supervisory Directors of the Issuer, and (v) not to request or seek to have the Issuer call a meeting of the Issuer's shareholders. Additional "standstill" agreements of the Reporting Person are contained in the Shareholder Agreement attached hereto as an Exhibit.

     Also under the Shareholder Agreement, the Reporting Person has agreed to vote the CB&I Shares then held by it for any nominees recommended by the Board of Supervisory Directors of the Issuer, for any proposal recommended by the Board of Supervisory Directors of the Issuer and against any proposal that is not recommended by the Board of Supervisory Directors of the Issuer. The Reporting Person is not restricted in voting the CB&I Shares in matters involving: (i) the appointment of auditors, (ii) the adoption of any shareholders rights plan, (iii) the migration of the Issuer from its current organizational state to another organizational state, (iv) the conversion of the Issuer from its current organization form to another organizational form, or (v) an amendment to the Issuer's Articles of Association which would have a disproportionate material adverse effect on the Reporting Person. The voting restrictions of the Reporting Person with respect to the CB&I Shares are more fully described in the Shareholder Agreement attached hereto as an Exhibit.

Item 7.  Material To Be Filed As Exhibits

1. Asset Purchase Agreement, dated February 7, 2001, by and among Pitt-Des Moines, Inc., Chicago Bridge & Iron Company N.V. and CB&I Constructors, Inc.

2. Shareholder Agreement, dated February 7, 2001, by and among Pitt-Des Moines, Inc., Chicago Bridge & Iron Company N.V. and certain shareholders of Chicago Bridge & Iron Company N.V.

CUSIP: N19808 10 9

3. Standby Funding Agreement, dated February 7, 2001, by and among Pitt-Des Moines, Inc., Chicago Bridge & Iron Company N.V. and Farinvest, Ltd.

CUSIP: N19808 10 9

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2001                  /s/ Richard A. Byers
                                          --------------------
                                          Richard A. Byers
                                          Vice President, Finance and Treasurer

CUSIP: N19808 10 9
                                 APPENDIX A
                                 ----------

        INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                             PITT-DES MOINES, INC.

     The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of Pitt-Des Moines, Inc.. Unless otherwise noted, each person is a citizen of the United States. In addition, unless otherwise noted, each person's business address is Town Center One, Suite 400, 1450 Lake Robbins Drive, The Woodlands, TX 77380.

                       DIRECTORS OF PITT-DES MOINES, INC.


J.C. Bates                    Retired Executive Vice President, International
                              Division of Alcoa (no business address)

V.G. Beghini                  Retired Vice Chairman, Marathon Group, USX
                              Corporation and President Marathon Oil Company (no business address)

R.W. Dean                     Retired President and Chief Operating Officer of
                              Fluor Daniel International, Ltd. (no business address)

P.O. Elbert                   Chairman of the Board

W.L. Friend                   Retired Senior Officer of Bechtel Group (no
                              business address)

W.R. Jackson                  Chairman Emeritus, Business Address 3400 Grand
                              Avenue, Pittsburgh, PA 15225

W.R. Jackson, Jr.             Private Investor and Consultant, Business Address:
                              55 Burbank Lane, Yarmouth, ME 04096

Wm. W. McKee                  President and Chief Executive Officer

A.J. Paddock                  Private Investor and Consultant, Business Address:
                              3875 Taylor Road, Montgomery, AL 36116

P.J. Townsend                 Private Investor, Business Address: 34 Proctor
                              Street, Manchester, MA 01944



                  EXECUTIVE OFFICERS OF PITT-DES MOINES, INC.
                         (WHO ARE NOT ALSO DIRECTORS)


Richard A. Byers            Vice President, Finance and Treasurer